

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2021

Thomas DeNunzio
Chief Executive Officer
Ultimate Holdings Group, Inc.
780 Reservoir, #123
Cranston, RI 02910

>   **Re: Ultimate Holdings Group, Inc.**
>   **Amendment No. 1 to Registration Statement on Form 10**
>   **Filed October 25, 2021**
>   **File No. 000-56358**

Dear Mr. DeNunzio:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amended Registration Statement on Form 10 filed October 25, 2021

Directors and Executive Officers, page 9

1.   Please clearly disclose all blank check companies with which Mr. DeNunzio has been an officer or director for the past five years, including Prime Time Holdings Inc., and Exquisite Acquisition, Inc. In addition, please clearly identify Mr. DeNunzio as a promoter. See Item 401(g) of Regulation S-K. In addition, given Mr. DeNunzio's other affiliations, please discuss any conflicts of interest.

Description of Registrant's Securities to be Registered, page 13

2.   We note your disclosure on page 13 that you are authorized to issue 520,000,000 shares of stock with 500,000,000 being common stock shares and 20,000,000 being preferred stock shares. However, section IV of your articles of incorporation, which is consistent with note 6 on page F-8, provides that you are authorized to issue 205,000,000 shares of stock

with 200,000,000 being common stock shares and 5,000,000 being preferred shares. Please reconcile.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Wood at 202-551-5586 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction